Exhibit 99.1

Media Release 27 February 2024

Australian Tax Office Audit

James Hardie Industries plc (ASX: JHX; NYSE: JHX): As previously disclosed, the Company is subject to ongoing audits and reviews by tax authorities on various tax matters, including by the Australian Taxation Office (“ATO”). In the context of continuing the previously announced share repurchase program of the Company, we are disclosing further information in this announcement about an audit being conducted by the ATO.

In 2020, the ATO began an audit which included the Company’s global inter-company transfer pricing arrangements. The ATO has now issued a transfer pricing position paper for the income years starting 1 April 2010 through 31 March 2019 (“Audit Period”). The position paper sets out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia.

The position paper is part of the audit process and sets out the ATO’s initial technical view based on information received to date. The ATO has invited the Company to provide a technical and factual response to the paper. The ATO will consider the Company’s responses and may then issue a Statement of Audit Position. The Company believes that its transfer pricing arrangements are compliant with applicable tax legislation and strongly disagrees with the ATO’s position. The Company intends to respond to the position paper in these terms.

If the Company is ultimately unsuccessful in disputing the ATO’s position, the ATO has calculated the amount of additional tax payable for the Audit Period to be approximately AUD$110 million excluding any consequential adjustments, interest charges and/or penalties the ATO may impose.

Concluding an audit with the ATO and resolving any amount in dispute can take significant time, particularly if the matter results in either litigation or the involvement of other national tax authorities as a means of resolution. The Company will keep the market informed of developments in accordance with its continuous disclosure obligations.

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
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Media Release: Australian Tax Office Audit	1

Media Release 27 February 2024

Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland

Media Release: Australian Tax Office Audit	2